August 2, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Horse Sense Stable Services, Inc.
Registration Statement on Form SB-2
SEC File No. 333-119834

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Horse Sense Stable Services, Inc. (the "Company") hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-119834, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on October 28, 2004 and has not been declared effective and no securities have been sold in connection with the offering.

This request is being made as the Company has determined that the offering should not proceed at this time. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

If you have any questions concerning our request for withdrawal, please call the undersigned at (520)404-3182 or via facsimile at (520)844-6275.

Respectfully submitted,

HORSE SENSE STABLE SERVICES, INC.

By: /s/ Michael C. High
Name: Michael C. High
Title: President